VIA EDGAR AND FACSIMILE

July 13, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation

Form 10-K for the fiscal year ended December 31, 2007

Commission File No. 001-12257

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated June 15, 2007 with respect to the above-referenced Form 10-K of Mercury General Corporation (the “Company”). This letter is being provided in response to the comments raised by the Staff as set forth below.

As requested by the Staff’s letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to provide readers of its public filings disclosure that is relevant, clear and meaningful, and that not only meets the technical disclosure requirements of the applicable filing, but is informative and transparent. Through its Management’s Discussion and Analysis of Financial Performance and Results of Operations, the Company seeks to provide readers sufficient information to permit an understanding of the Company’s financial condition, changes in its financial condition and results of its operations.

The Company’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 40

Reserves, page 40

1.	You engage the services of consulting actuaries to perform quarterly analyses of certain lines of business and an annual analysis of the remaining lines of business, which you consider when establishing reserves. Please confirm to us that you will identify as experts these consulting firms in future filings.

Response: The Company engages independent actuarial consultants to review the Company’s reserves and to provide the annual actuarial opinions required under state statutory accounting requirements. The Company does not rely on actuarial consultants for GAAP reporting or periodic report disclosure purposes. Instead, as described in the Company’s Form 10-K, the Company performs its own loss reserve analysis and considers the analysis prepared by independent actuarial consultants primarily to validate that the Company’s reserve analysis is reasonable and to ensure that management has considered the relevant factors inherent in determining its reserve estimation. Based on the foregoing, the Company believes that its actuarial consultants are not experts requiring identification in its periodic reports.

2.	Your discussion of reserve methods and assumptions omits certain beneficial new disclosure proposed in your letter dated June 13, 2006. Refer to your responses on pages 5-8. We believe that inclusion of this information in your filing would be beneficial to investors. Please provide this information in disclosure-type format and confirm to us that you will include this information in future filings. In particular, provide an expanded discussion and quantification of your process for revising assumptions for the BI inflation rate and D&CCE cost. Discuss and quantify the BI inflation rate at each balance sheet date for accident years with significant remaining exposure. Also, your explanation of prior year loss development for 2005 and 2004 does not appear to be adequate. Explain and quantify the specific factors that caused favorable and unfavorable loss reserve development, such as changes in the BI inflation rate, for each period presented.

Response: The Company appreciated the comments made by the Staff in the comment letter dated May 16, 2006 relating to the Company’s Form 10-K disclosure for the year ended December 31, 2005. The Company incorporated those responses to the Staff’s comments that management believed were most meaningful and relevant to the Company’s 10-K disclosure for the year ended December 31, 2006. However, the facts at December 31, 2006 changed from those at December 31, 2005 making some of the proposed language in the Company’s June 2006 response letter less relevant than when it was submitted to the Staff. Specifically, the Company experienced adverse development on its New Jersey and Florida business offset by some positive development on California business making, in the Company’s opinion, a detailed discussion of California BI inflation rates less relevant to the reader than in prior years. Additionally, the development on the Company’s D&CCE reserves was immaterial which means that the Company’s assumptions for those reserves were not revised and did not need additional comment.

Rather than a change in the BI inflation rate, the positive reserve development in California primarily resulted from the ultimate number of California automobile BI claims reported as of December 31, 2006 for the 2005 accident year being less than was anticipated at December 31, 2005. In response to your comment, the Company offers the following enhanced disclosures that may be beneficial to investors:

In general, when establishing reserves, the Company expects that historical trends will continue. Furthermore, the Company believes that costs tend to increase, which is generally consistent with historical data, and therefore the Company believes that it is more reasonable to expect inflation than deflation. Many potential factors can affect the BI inflation rate, including: a reduction in litigated files, more timely handling of claims, safer vehicles, changes in weather patterns, and higher gasoline prices; however, whether these factors actually impacted the BI losses, and the magnitude of that impact is unquantifiable.

At year-end 2006, the Company recorded California automobile BI reserve estimates reflecting the following inflation rates by accident year: 2006 4%, 2005 4%, 2004 -5%, 2003 0%. This compares similarly to inflation rates by accident year recorded at December 31, 2005 of: 2005 3%, 2004 -4%, 2003 -1%. The Company estimates that the net change in inflation rates recorded at December 31, 2005 compared to December 31, 2006 contributed approximately $2 million to the reserve redundancy in 2006.

As a larger proportion of claims from an accident year are settled, there becomes a higher degree of certainty for the reserves established for that accident year. Consequently, there is a decreasing likelihood of reserve development on any particular accident year, as those periods age. The Company believes that the accident years that are most likely to experience reserve development are the 2005 and 2006 accident years; however it is also possible that older accident years could experience reserve development as well.

The Company believes that it is reasonably possible that the California automobile BI inflation rate for the 2005 and 2006 accident years could range from 0% to 8%. However, the actual inflation rate could be more or less than that amount. The following table shows the affects on the 2005 and 2006 accident year California BI loss reserves based on changes to the 4% inflation rate that was recorded:

California Bodily Injury Inflation Reserve Sensitivity Analysis

Accident Year	Number of claims expected	Actual Recorded Severity at 12/31/06 with a 4% inflation rate	2006 & 2005 Severity if inflation rate is 0%	2006 & 2005 Severity if inflation rate is 8%	Loss Redundancy if inflation rate is 0%	Loss Development if inflation rate is 8%
2006	36,600	$7,315	$6,752	$7,875	$20,605,000	($20,496,000)
2005	36,700	$7,032	$6,752	$7,292	$10,276,000	($9,542,000)
2004	Not Applicable	$6,752	$6,752	$6,752	Not Applicable	Not Applicable
Total Loss Redundancy (Development)					$30,881,000	($30,038,000)

The Company believes that inflation is more normative than deflation and expects moderate inflation of approximately 3% to 4% to continue. However, trends can change, so whether the Company’s inflation estimates will be in line with actual inflation is uncertain.

New disclosure on claims count development

The Company generally estimates ultimate claim counts for an accident period based on how claim counts have developed in prior accident periods. Typically, for California automobile BI claims, the Company anticipates that approximately 5% to 10% additional claims will be reported in the year subsequent to an accident year, such late reported claims could be more or less than the Company’s expectations. Typically, almost every claim is reported within one year following the end of an accident year and at that point the Company has a high degree of certainty as to what the ultimate claim count will be. The following table shows the number of BI claims reported at the end of the accident period and one year later:

California Bodily Injury Claim Count Development Table

Accident Year	Number of claims reported for that accident year as of December 31 of that accident year	Cumulative Number of claims reported at December 31 one year later	Percentage increase in number of claims reported
2002	31,356	34,355	9.6%
2003	33,043	36,314	9.9%
2004	35,084	37,246	6.2%
2005	34,845	36,802	5.6%

At December 31, 2005 the Company estimated that the 2005 accident year claims would ultimately grow by approximately 10% to approximately 38,300. This assumption was largely based on the historical development experienced on claims reported from the 2002 and 2003 accident years. At December 31, 2006, the actual claims reported on the 2005 accident year were significantly fewer than anticipated and now the Company anticipates that the final number of claims reported, after accounting for invalid claims, will be approximately 36,700 or 5.3% more than the number originally reported at December 31, 2005. The average loss on the 2005 accident year claims is approximately $7,050, which, when multiplied by the difference between the claim counts estimated at December 31, 2006 and December 31, 2005 of approximately 1,600 claims resulted in positive reserve development of approximately $11.5 million.

There are many potential factors that can affect the number of claims reported after a period end including changes in weather patterns, which could result in more or less automobile accidents, a reduction in the number of litigated files, whether the last day of the year falls on a weekday or a weekend and vehicle safety improvements. However, the Company is unable to determine or quantify if any of the factors actually impacted the number of claims reported.

At December 31, 2006, there were 34,455 BI claims reported for the 2006 accident year and the Company estimates that these will ultimately grow by 6.2% to approximately 36,600 claims. The Company believes that while actual development in recent years has ranged between roughly 5% and 10%, it is reasonable to expect that the range could be as great as to be between 3% and 12%. However, actual development may be more or less than the expected amount.

The following table shows the affect should the actual number of claims reported develop differently within the broader reasonably possible range than what the Company recorded at December 31, 2006:

California Bodily Injury Claim Count Reserve Sensitivity Analysis

2006 accident year	Claims Reported	Amount recorded at 12/31/06 at 6.2% claim count development	Total expected amount if claim count development is 3%	Total expected amount if claim count development is 12%
Claim Count	34,455	36,600	35,488	38,590
Approximate average cost per claim	Not Meaningful	$7,300	$7,300	$7,300
Total dollars	Not Meaningful	$267,180,000	$259,062,400	$281,707,000
Total Loss Redundancy (Development)			$8,117,600	($14,527,000)

3.	Please provide an expanded explanation in disclosure-type format of the factors that determined the timing of your additional provision for extra contractual claims in Florida, which you recorded in the second quarter of 2006. Ensure your disclosure justifies the timing of such changes in assumptions, such as why recognition occurred in the periods that it did and was not required in earlier periods.

Response: The Company proposes to provide the following expanded disclosure:

In Florida, a large portion of the $20 million in adverse loss development relates to additional reserves recorded for large losses related primarily to extra-contractual claims. Extra-contractual losses are fairly infrequent but can amount to millions of dollars per claim, especially if the injured party sustained serious injury. Consequently, these claims can have a large impact on the Company’s losses.

In California, where the Company has been writing business for over 40 years and writes approximately ten times as much business as it does in Florida, the frequency of large extra-contractual losses that settle for over $500,000 is rare. The Company has been writing personal automobile insurance in Florida since 1998 and prior to the second quarter of 2006, had only paid out on one large extra-contractual claim in Florida that exceeded $250,000. Consequently, there was little historical basis in Florida that would lead management to establish additional reserves for large extra-contractual claims.

During the second quarter of 2006, several large extra-contractual claims were settled in Florida, which included two claims from the 2000 accident year which totaled over $2 million. As a result of these large settlements in the second quarter, management undertook a review and analysis of all of the Florida claims files specifically to determine if additional reserves for large extra-contractual claims were required. Upon completion of the review, additional reserves were established in the quarter ended June 30, 2006.

Typically, extra-contractual claims settle for more than the policy limits because the original claim was denied, thus exposing the Company to losses greater than the policy limits. Claims may be denied for various reasons, including material misrepresentations made by the insured on the policy application or violations by the insured of prohibitions in the insurance contract or when fraud is involved. During 2006, the Company established new claims handling and review procedures in Florida, as well as in other states, that are intended to reduce the risk of incurring extra-contractual claims.

Consequently, the Company does not expect that Florida extra-contractual claims will continue to have a significant impact on the financial statements or reserves in the future. However, it is possible that these procedures will not prove entirely effective and the Company may continue to incur material extra-contractual losses. It is also possible that the Company has not identified and established a sufficient reserve for all of the extra-contractual losses occurring in the older accident years, even though a comprehensive claims file review was undertaken, or that the Company will experience additional development on those reserves.

4.	In 2004, you released reserves due to changes in the BI inflation rate. In 2006, you strengthened reserves for BI cases in New Jersey and released reserves for BI cases in California. You discuss that each percentage point change in the BI inflation rate assumption would impact losses by $2.5 million. However, you do not discuss the likelihood of changes in this critical assumption. Please provide an expanded discussion and quantification in disclosure-type format of the expected impact on operating results due to “reasonably likely” changes in key reserve assumptions, including the BI inflation rate and BI loss severities.

Response: Please see the Company’s answer to question 2, specifically the table titled “California Bodily Injury Inflation Reserve Sensitivity Analysis” and discussion therewith. In addition, for changes in claim count estimates please see the table titled “California Bodily Injury Claim Count Reserve Sensitivity Analysis” in the Company’s answer to question 2.

Please direct any questions regarding the foregoing information to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ THEODORE STALICK
Theodore Stalick Chief Financial Officer

cc:	George Joseph

Gabriel Tirador

David Yeager

Nathan Bessin

Mercury General Corporation

Mark McMorrow

Summer Smith

KPMG LLP

Joshua E. Little, Esq.

Durham, Jones & Pinegar, P.C.

5